

March 30, 2007

James Ketner
President, Chief Executive Officer and Chairman
Ketner Global Investments, Inc.
1100 North University Avenue, Suite 135
Little Rock, Arkansas 72207

> **Re:** **Ketner Global Investments, Inc.**
> **Amendment No. 2 to Form SB-2**
> **File No. 333-139015**
> **Filed March 23, 2007**

Dear Mr. Ketner:

We have the following comments on your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statement of Cash Flows, page F-5

1. We have reviewed your response to our prior comment seven. It appears that you have recognized $69,000 in expense related to work performed by a consultant in exchange for stock. It is therefore unclear to us why you have included this amount as cash received from the issuance of common stock under cash flows from financing activities and not identified the amount as a non-cash adjustment to reconcile your net loss to operating cash flows. Please revise your statements of cash flows and related MD&A disclosure as appropriate.

Exhibits

2. We reference footnote 2. Pursuant to prior comment 8, please disclose that the information is redacted pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933.

Exhibit 10

3. We note that you have not filed the entire agreement. Please reference the application for confidential treatment which includes seven pages for the agreement verses one that is filed as an exhibit to the registration statement. Please file the agreement in its entirety.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with other questions.

                    Sincerely,

                    Jennifer R. Hardy
                    Legal Branch Chief